Clark Hill | Thorp Reed
One Oxford Centre
301 Grant Street, 14th Floor
Pittsburgh, PA 15219-1425
Peter K. Blume	T 412.394.7711
T 412.394.7762	F 412.394.2555
F 412.394.2555
Email: pblume@clarkhillthorpreed.com	clarkhillthorpreed.com

February 11, 2014

VIA EDGAR

Stephanie Hui
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  02549

Re:	Principled Equity Market Fund (the "Fund"), File No. 811-08482

Dear Ms. Hui:

This letter is in response to comments I received by telephone on February 7, 2014 from the staff of the Securities and Exchange Commission regarding the preliminary proxy statement on Schedule 14A (the "Proxy Statement") filed by the Fund on January 30, 2014.

For your convenience, the comment to which a response was requested is set forth below, followed by the Fund’s response.

Comment.  Under Section 15(f) of the Investment Company Act of 1940, for a period of three years after the assignment of the Fund's sub-advisory contract, at least 75% of the board of trustees of the Fund must not be interested persons of the Fund.  Accordingly, an additional non-interested trustee of the Fund must be elected to increase the percentage of the Fund's non-interested trustees from 71% to at least 75% of the Fund's total number of trustees.

Response.  In accordance with the staff’s comment, the Fund's board has nominated an additional person for election to the board who is not an interested person of the Fund, and has revised the Proxy Statement to provide the required information regarding such additional nominee. As we discussed, the Fund did so despite its belief that Section 15(f) did not apply to the instant assignment, which occurred because of the death of the individual who controlled a majority of the voting shares of the indirect majority owner of the Fund's sub-adviser, thereby resulting in the automatic transfer of his voting control of the shares to his family members as trustees of his family residuary trust. Consequently, the Fund did not believe that these facts involved "a sale" of securities or other interest in the adviser, or the receipt by the adviser of "any amount or benefit in connection with a sale . . .", both of which are expressly contemplated by Section 15(f).

Stephanie Hui
February 11, 2014

The Fund acknowledges the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings required by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 14a-6(d) under the Exchange Act, please be advised that the Fund intends to release the Proxy Statement on or about February 17, 2014 to the shareholders of record.

Please call me at (412) 394-7762 if you have any questions.

Very truly yours,

CLARK HILL THORP REED

/s/ Peter K. Blume
Peter K. Blume

PKB/rsm

cc:	David Putnam
James Craver, Esq.